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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                          SCHEDULE TO/A AMENDMENT NO. 2
                                 (Rule 14d-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(d) (1) or 13(e) (1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

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                             TLC VISION CORPORATION
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

                        Options to Purchase Common Shares
                     Granted Under TLC Vision Corporation's
                     Amended and Restated Stock Option Plan
                         (Title of Class of Securities)

                                    872549100
                (CUSIP Number of Underlying Class of Securities)

                                  Robert W. May
                        Co-General Counsel and Secretary
                             TLC Vision Corporation
                      540 Maryville Centre Drive, Suite 200
                           St. Louis, Missouri, 63141
   (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                   Copies to:

      David Chaikof, Esq.                                Andrew Beck, Esq.
           Torys LLP                                         Torys LLP
Suite 3000, Maritime Life Tower                           237 Park Avenue
    P.O. Box 270, TD Centre                        New York, New York 10017-3142
   79 Wellington Street West                              (212) 880-6000
   Toronto, Ontario M5K 1E2
        (416) 865-0040


Check the appropriate boxes below to designate any transactions to which the statement relates:

[_] third party tender offer subject to Rule 14d-l.
[X] issuer tender offer subject to Rule 13e-4.
[_] going-private transaction subject to Rule 13e-3.
[_] amendment to schedule 13D under Rule 13d-2.
[_] Check the following box if the filing is a final amendment reporting the results of the tender offer.

            This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (the "Tender Offer Statement") filed by TLC Vision Corporation, a New Brunswick corporation ("TLC Vision"), relating to the offer by TLC Vision to exchange outstanding options to acquire TLC Vision common shares with an option price greater than $8.688 for new options to acquire TLC Vision common shares at an option price of $8.688 per share upon the terms and subject to the conditions set forth in the Offer to Exchange dated July 18, 2002, and in the related Acceptance Letters, copies of which are attached as Exhibits (a)(1), (a)(2) and (a)(3), respectively, to the Tender Offer Statement.

Item 12. Exhibits

            Item 12 of the Tender Offer Statement is hereby amended to add a reference to Exhibit (a)(10), which is attached hereto, as follows:

      (a)   (10) Form of Reminder E-Mail - August 28, 2002

                                   SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO/A is true, complete and correct.

                                              TLC Vision Corporation


                                          By: /s/ Robert W. May
                                              ----------------------------------
                                               Robert W. May
                                               Co-General Counsel and Secretary

                                INDEX OF EXHIBITS

          Exhibit
          Number         Description of Exhibit
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          (a)(10)        Form of Reminder E-Mail - August 28, 2002